Resolution of Board of Directors
On October 14, 2010, the Board of Directors of POSCO resolved the following:

Agenda 1: Participation in a capital increase of Domestic Affiliate

POSCO plans to participate in a capital increase of POSCO E&C CO., LTD, a domestic Affiliate.
1. Participation amount (KRW): 447,627,040,000
2. Participation Date will be determined within 3 months.

Agenda 2: Participation in a change of Corporate Governance Structure of Domestic Affiliate

POSCO plans to participate in a change of Corporate Governance Structure of Samjung Packing & Aluminum Co., Ltd., a domestic Affiliate.
1. Participation amount (KRW): 76,301,967,000
2. Participation Date: October 15, 2010
3. POSCO will be the largest shareholder of Samjung Packing & Aluminum Co., Ltd. and own 51.74 percent of the total issued and outstanding shares of Samjung Packing & Aluminum Co., Ltd.

Agenda 3: Participation in a capital increase of Domestic Affiliate

POSCO plans to participate in a capital increase of Samjung Packing & Aluminum Co., Ltd., a domestic Affiliate.
1. Participation amount (KRW): 20,719,980,000
2. Participation Date will be determined within 3 months

Agenda 4: Lease Contract with Domestic Affiliates

POSCO plans to enter into a lease contract of Calcination facilities at Pohang and Gwangyang Works with POSCO CHEMTECH.
1. Contract amount (KRW): 15,029,937,749
2. Contract Period: Nov. 16, 2010 ~ Nov. 15, 2011